Mail Stop 3561

February 20, 2008

*By U.S. Mail and facsimile to (617) 444-3695*

James H. Hammons, Jr.
Assistant General Counsel
Akamai Technologies Inc.
8 Cambridge Center
Cambridge, MA 02142

      **Re:    Akamai Technologies Inc.**
                **Definitive 14A**
                **Filed April 9, 2007**
                **File No. 0-27275**

Dear Mr. Hammons:

      We have reviewed your January 11, 2008 response to our comments of December 3, 2007. Without more detail, we cannot agree or disagree with your conclusion that you have an appropriate basis to omit the identified performance targets. Since you are in possession of all of the facts related to your disclosure, we have decided that we have no basis to disagree with your decision to omit this information from your filing. As in all cases, we remind you that you are responsible for the adequacy and accuracy of the disclosure in your filings. We do not have any further comments on your filing.

      If you have any further questions regarding our review of your filing, please call me at (202) 551-3357.

                         Sincerely,

                         Pam Howell
                         Special Counsel